# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 08/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road, Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,712,900; sole dispositive power 0; shared dispositive power 1,712,900; aggregate amount beneficially owned 1,712,900 (20% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 7,023,032 shares of Common Stock outstanding as of August 6, 2025, the Reporting Persons may not exercise any warrants currently.
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,405,000; sole dispositive power 0; shared dispositive power 1,405,000; aggregate amount beneficially owned 1,405,000 (20% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,405,000; sole dispositive power 0; shared dispositive power 1,405,000; aggregate amount beneficially owned 1,405,000 (20% of the class)
- Panacea Opportunity Fund I, L.P. (CIK 0001869966): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,900; sole dispositive power 0; shared dispositive power 307,900; aggregate amount beneficially owned 307,900 (4.2% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 7,023,032 shares of Common Stock outstanding as of August 6, 2025, the Reporting Persons may not exercise any warrants currently.
- Panacea Opportunity Fund I GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,900; sole dispositive power 0; shared dispositive power 307,900; aggregate amount beneficially owned 307,900 (4.2% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 7,023,032 shares of Common Stock outstanding as of August 6, 2025, the Reporting Persons may not exercise any warrants currently.
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 1,712,900; sole dispositive power 0; shared dispositive power 1,712,900; aggregate amount beneficially owned 1,712,900 (20% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 7,023,032 shares of Common Stock outstanding as of August 6, 2025, the Reporting Persons may not exercise any warrants currently.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 21, 2025 (as amended, the "Schedule 13D"), relating to the Common Stock. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From July 17, 2025 through August 19, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 74,335 shares of Common Stock in a series of open market transactions for aggregate cash consideration of approximately $857,000. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Common Stock through capital contributions from their partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

Panacea Venture Healthcare Fund II, L.P. is the record holder of 1,405,000 shares of Common Stock, and Panacea Opportunity Fund I, L.P. is the record holder of warrants to purchase 307,900 shares of Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd., which are the general partners of Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. As a result, Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd. may be deemed to share beneficial ownership of the securities held of record by Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. Panacea Innovation Limited and Mr. Huang may be deemed to share beneficial ownership of the securities beneficially owned by the foregoing entities, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On July 17, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 19,335 shares of Common Stock at a weighted average price of $9.6391 per share in a series of open market transactions. On August 15, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 55,000 shares of Common Stock at a weighted average price of $12.1895 per share in a series of open market transactions. Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (08/19/2025)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, By: /s/ James Huang, James Huang, Founding Managing Partner (08/19/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, By: /s/ James Huang, James Huang, Founding Managing Partner (08/19/2025)
- Panacea Opportunity Fund I, L.P.: By: Panacea Opportunity Fund I GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, By: /s/ James Huang, James Huang, Founding Managing Partner (08/19/2025)
- Panacea Opportunity Fund I GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, By: /s/ James Huang, James Huang, Founding Managing Partner (08/19/2025)
- James Huang: /s/ James Huang, James Huang (08/19/2025)